August 31, 2012

Mitch Krahe, J.D.
Elessar Funds Investment Trust
1111 Superior Avenue
Suite 1310
Cleveland, Ohio 44114

Re: Elessar Funds Investment Trust
        File Nos. 333-183022 and 811-22728

Dear Mr. Krahe:

On August 2, 2012, you filed a registration statement on Form N-1A for Elessar Funds Investment Trust (the "Trust"), consisting of Elessar Small Cap Value Fund (the "Fund"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

1.   Please provide the names of the Fund classes to which the prospectus relates. See Item 1(a)(1) of Form N-1A.

Prospectus Summary — Fees and Expenses of the Fund

2.   Footnote (3) to the table of Annual Fund Operating Expenses provides that the Fund's adviser has contractually agreed to waive management fees and/or make payments to limit Fund expenses "until [__ _], 2013." Please confirm that this fee waiver/expense reimbursement arrangement will be in effect for at least one year from the effective date of the Fund's registration statement. See Instruction 3(e) to Item 3 of Form N-1A. Also, please include a copy of the fee waiver agreement as an exhibit to the registration statement.

Prospectus Summary — The Principal Investment Strategy of the Fund

3.   Since the name of the Fund includes the term "small cap," please provide a policy to invest, under normal circumstances, at least 80% of the value of the Fund's assets in small capitalization companies. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (the "1940 Act"), and Investment Company Act Release No. 24828 (January 17, 2001), at note 42. Please also disclose whether this policy is fundamental, or if the Fund will provide the Fund's shareholders with at least 60 days prior notice of any change in this policy. See Rule 35d-1(a)(2)(ii) under the 1940 Act.

4.   Please describe in this section the significance of the term "value" in the Fund's name (e.g., the Fund will invest in undervalued securities).

5.   The first paragraph of this section also states that the Fund may invest up to 20% of its assets in American Depository Receipts ("ADRs"). Please provide a brief definition of ADRs, and describe the market capitalizations of the companies underlying the ADRs in which the Fund may invest.

Prospectus Summary — The Principal Risks of Investing in the Fund

6.   The final principal risk described in this section is REIT Risk. In the summary of principal investment strategies and in response to Item 9(b)(1) of Form N-1A, please disclose the Fund's investment strategy regarding REIT investments.

Prospectus Summary — Management — Portfolio Managers

7.   The first paragraph of this section provides information regarding the Fund's portfolio managers. Please clarify this disclosure by identifying the portfolio manager primarily responsible for the day-to-day management of the Fund's portfolio. See Item 5(b) of Form N-1A.

        The prior performance information in this section is neither required nor permitted in the prospectus summary. See General Instruction C.3(b) to Form N-1A. Please move this information to a more appropriate location later in the prospectus.

        Additionally, prior performance of a fund's *adviser* may be presented if the presentation discloses the performance of *all* the adviser's (not just the portfolio manager's) accounts with substantially similar investment objectives, policies and investment strategies, provided that the information is not presented in a misleading manner. See Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996). Please revise the disclosure in this section accordingly. Also, please explain the terms "Gross" and "Net" in the context of the performance table, and reverse their order of presentation in the table so that the "Net" return appears first. Lastly, please revise the heading for the disclosure in the table to clearly indicate that the performance shown is a composite of the adviser's prior performance, and is not that of the Fund.

Investment Objective, Principal Investment Strategy, Related Risks, and Disclosure of Portfolio Holdings — Investment Objective

8.   Please explain to us whether the Fund's investment objective is a fundamental or a non-fundamental policy. If the investment objective is non-fundamental, please state that the Fund's investment objective may be changed without shareholder approval. See Item 9(a) of Form N-1A.   Also, if the Fund's investment objective may be changed without shareholder approval, please explain to us what notice, if any, will be provided to shareholders.

Investment Objective, Principal Investment Strategy, Related Risks, and Disclosure of Portfolio Holdings — The Principal Investment Strategy of the Fund

9.   The first sentence of this section provides an investment objective "to produce above-market, top quartile risk-adjusted rates of return over a full market cycle," which differs from the objective stated in the preceding section. Please revise this section so that it provides a consistent statement of the Fund's investment objective.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

10.   Please provide the names and exchange ticker symbols of the Fund classes to which the Statement of Additional Information relates. See Items 14(a)(1) and 14(a)(2) of Form N-1A.

Investment Limitations

11.   This section describes the Fund's fundamental and non-fundamental policies. Please disclose in this section whether the Fund's investment objective is a fundamental or a non-fundamental policy. See Item 16(c)(1)(vii) of Form N-1A.

The Portfolio Manager

12.   The third paragraph of this section states that the portfolio managers are owners of Elessar, and are compensated if Elessar is profitable. Assuming that Elessar is profitable, please describe the structure of, and the method used to determine, the compensation of each portfolio manager. Additionally, for each type of compensation (e.g., salary, bonus, deferred compensation, retirement plans and arrangements), please describe the criteria on which that type of compensation is based. See Item 20(b) of Form N-1A.

Trustees and Officers — Board Leadership Structure

13.   Please provide disclosure indicating why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. See Item 17(b)(1) of Form N-1A.

Trustees and Officers — Trustee Qualifications

14.   We note that much of the information required in this section is missing. When completing this section, please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each of the three Board members should serve as a trustee of the Fund in light of the Fund's business and structure. <u>See</u> Item 17(b)(10) of Form N-1A.

<u>GENERAL COMMENTS</u>

15.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

16.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

17.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

18.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

19.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

         Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

         • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
         • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney